Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Country of Incorporation	% Owned
Peak Gold 3 Ltd	BVI	100
Success Gold 8 Ltd.	BVI	100
Diamond Crest Holdings Ltd.	BVI	100
Warden Development Ltd.	Hong Kong	100
PIL (Mauritius) Ltd.	Mauritius	100
Semicycle Resources (S) Pte Ltd.	Singapore	100
Semicycle Resources SDN BHD.	Malaysia	100
Peak Plastic & Metal Products (International) Ltd.	Hong Kong	100
Semicycle Hong Kong Ltd.	Hong Kong	100
Peak International Inc.	USA	100
Luckygold 168J Ltd.	BVI	100
Best Luck 9 Ltd.	BVI	100
Peak Resources Singapore Pte Ltd.	Singapore	100
Peak Semiconductor Packaging SDN BHD (f/k/a AJMS Peak SDN BHD)	Malaysia	100
Peak International (Asia) Ltd.	Hong Kong	100
Peak China Property Ltd (incorporated on April 24, 2001)	BVI	100
Peak Semiconductor Packaging Products (Shenzhen) Co. Ltd. (incorporated on December 31, 2001)	The PRC	100